

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2022

Smital Shah
Chief Business and Financial Officer
ProQR Therapeutics N.V.
Zernikedreef 9
2333 CK Leiden
The Netherlands

>   **Re: ProQR Therapeutics N.V.**
>   **Registration Statement on Form F-3**
>   **Filed March 1, 2022**
>   **File No. 333-263166**

Dear Ms. Shah:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Michael Davis at 202-551-4385 with any questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　James Xu, Esq.